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                              November 26, 2021

       Joseph F. Leo
       Counsel
       Brown, Winick, Graves, Gross and Baskerville, PLC
       666 Grand Avenue
       Suite 2000
       Des Moines, Iowa 50309

                                                        Re: GOLDEN GRAIN
ENERGY, LLC
                                                            Schedule 13E-3
                                                            Filed November 4,
2021
                                                            Filed by Golden
Grain Energy, LLC
                                                            File No. 005-81470
                                                            color:white;"_
                                                            Revised Preliminary
Proxy Statement
                                                            Filed November 4,
2021
                                                            File No. 000-51177

       Dear Mr. Leo:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy on Schedule 14A

       Cover Page

   1. Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being
preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.
   2. On a related note, please revise your invitation to security holders to print their own proxy card to indicate that
this action should not be taken until such time as a definitive proxy statement is filed and
disseminated.
 Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
November 26, 2021
Page 2
3.       We note your statement relating to the board   s discretion to not
implement the
         Reclassification or the terms and conditions of the Proposed Operating Agreement. This language appears to suggest that the board has discretion to implement one of the proposals despite the unit holders not approving it. Please clarify. Questions and Answers About the Reclassification, page 2

4. Refer to the third bullet point in the third q&a. We note that the Reclassification of class A units by holders of exactly 10,000 units will result in such holder owning one class C unit.
         With a view toward revised disclosure, tell us how you expect to have 301 holders of class
         C units given that there appear to be only 284 holders of 10,000-unit blocks currently.
5. Refer to the fifth bullet point in the third q&a. Please tell us, with a view towards revised clarifying disclosure, the basis for your conclusion that your
directors and officers    ability
         to control the company is    unlikely    to materially change.
Special Meeting Information, page 8

6. Please re-locate this section and the sections appearing before the Special Factors to another section of the proxy statement. See Rule 13e-3(e)(1)(ii). Substantive Fairness, page 13

7. Refer to the fourth bullet point. We note that this appears to be solely a description of the voting rights of the various classes of securities. Revise your disclosure to state or explain how this factor is supportive of the fairness determination. Fairness of the Reclassification
Procedural Fairness, page 15

8. Refer to the fourth bullet point in this section. Describe the alternative methods considered.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to me at (202) 551-3619.



FirstName LastNameJoseph F. Leo                     Sincerely,
Comapany NameBrown, Winick, Graves, Gross and Baskerville, PLC
                                                    Division of Corporation
Finance
November 26, 2021 Page 2                            Office of Mergers and
Acquisitions
FirstName LastName